Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Highlights (all results compared to the prior fiscal period unless otherwise noted)

●	Revenues were $5.4 million, representing an increase of 19.1%

●	Gross margin was 19.1%, compared with 34.4%

●	Net loss was $3,461,214, compared with net loss of $29,425

●	The Group has cash and cash equivalents of approximately $3.25 million as of March 31, 2026, compared to approximately $4.09 million as of September 30, 2025.

Management Commentary

After experiencing continuing downturn in market demand for masks since COVID-19 pandemic, the Company has turned a profit in mask sales and achieved a significant increase of 38.0% for the six months ended March 31, 2026, compared to six months ended March 31, 2025.

The company’s medical devices business achieved 18.1% of revenue growth for the six months ended March 31, 2026, compared to six months ended March 31, 2025, primarily driven by the ongoing reform and implementation of China’s volume-based procurement (VBP). The VBP program boosted the Company’s order volume, meanwhile the lower procurement prices has caused negative effect on the company’s profit margins.

Apart from the strategies mentioned above, the Group has been investing in research and development (“R&D”) and forging comprehensive strategic partnerships with universities, hospitals, and research institutes. Leveraging its industrial resources and partners’ innovation capabilities, the Group is continuously enhancing its R&D strength, expanding its business, and seeking new growth opportunities through innovation.

Based on management’s assessment of macroeconomic conditions and industry competition, along with the Group’s existing business segments and industrial and innovation resources, the following strategic adjustments have been confirmed:

1. Maintaining the current scale of mask business, leveraging existing production resources to generate stable and predictable cash flow.

2. Implementing strategies to drive growth in the medical device business, including:

- Bidding on medical device tenders to drive sales of our products;

- Participating in academic conferences and exhibitions to enhance our product visibility and brand recognition;

- Optimizing distributor networks by phasing out lower-performing distributors and fostering long-term partnerships with high-quality distributors selected based on order volume, sustainability, cooperation potential, and reputation.

3. Deepening strategic R&D collaborations with universities, hospitals, and research institutes to enhance proprietary technological capabilities, accelerate product registration and commercialization, and drive revenue and profit growth.

4. Pursuing equity investments in high-quality medical technology companies to expand business scope and create external growth opportunities.

Through the foregoing strategies, the Group intends to capitalize on emerging market trends while endeavoring to sustain and diversify growth.

As of the date of issuance of this report, the Company has an aggregate of 2,416,569 Class A ordinary shares and 1,009 Class B ordinary shares issued and outstanding.

Financial Review for the Six Months Ended March 31, 2026

Net revenue

	For the six months ended March 31,
	2026	2025
Medical devices	$4,958,295	$4,196,880
Masks	427,861	309,962
Commodity trading	21,929	36,743
Others	4,672	-
Net revenue	$5,412,757	$4,543,585

Sales increased by $869,172, or approximately19.1%, to $5,412,757 for the six months ended March 31, 2026 from $4,543,585 for the six months ended March 31, 2025. This growth was primarily driven by increased sales volume from the customized mask business and higher revenue from medical devices due to the impact of national policy measures.

Sales of masks increased by $117,899, or 38.0%, to $427,861 for the six months ended March 31, 2026 from $309,962 for the six months ended March 31, 2025. The increase was mainly attributable to rising overall market demand for masks in the first half of the year, coupled with the Company’s offering of preferential pricing to customers, which lowered their total procurement costs and led to higher order volumes, thereby boosting mask-related revenue.

Medical devices are mainly anesthesia and respiratory medical devices. The sales of medical devices increased by $761,415, or 18.1%, to $4,958,295 for the six months ended March 31, 2026 from $4,196,880 for the six months ended March 31, 2025. This growth was primarily due to the implementation of the national centralized government procurement (volume-based procurement) policy under the medical insurance scheme, which significantly reduced procurement prices for medical consumables and diagnostic equipment, prompting healthcare institutions to place larger bulk orders and thereby driving sales volume upward.

Commodity trading mainly involves trading in protective clothing, waterproof goggles, protective foot covers and raw materials of masks and medical devices. The revenue from commodity trading decreased by $14,814, or 40.3%, to $21,929 for the six months ended March 31, 2026 from $36,743 for the six months ended March 31, 2025. The decline was primarily due to the Company’s ongoing strategic reduction of low-margin trading operations, compounded by weakening market demand and lower average selling prices for the traded goods.

Cost of revenue

Cost of revenue primarily includes the cost of materials, direct labor, overhead, and other related incidental expenses that are directly attributable to the principal operations of the PRC subsidiaries. Cost of revenue increased by $1,395,274, or approximately 46.8%, to $4,376,562 for the six months ended March 31, 2026 from $2,981,288 for the six months ended March 31, 2025. The cost increase significantly outpaced revenue growth, primarily due to the implementation of the national centralized government procurement (volume-based procurement) policy under the medical insurance scheme, which significantly reduced procurement prices for medical consumables and diagnostic equipment and leading to the a lower margin.

Gross profit

Gross profit decreased by $526,102, or approximately 33.7%, to $1,036,195 for the six months ended March 31, 2026 from $1,562,297 for the six months ended March 31, 2025. Gross profit margin climbed to 19.1% for the six months ended March 31, 2026, as compared to 34.4% for the six months ended March 31, 2025. The decrease of gross profit margin was primarily due to (i) the decreased sales proportion of medical devices from 92.4% for the six months ended March 31, 2025 to 91.6% for the six months ended March 31, 2026, as these products generally have a higher profit margin, and (ii) the increased sales proportion of masks with relative lower profit margin for the six months ended March 31, 2026.

Selling expenses

Our selling expenses primarily consist of salaries, welfare expenses as well as exhibition and sponsorship expenses. Our selling and marketing expenses decreased by $50,174, or approximately 5%, to $954,612 for the six months ended March 31, 2026 from $1,004,786 for the six months ended March 31, 2025. The decrease of the selling expenses was mainly due to (i) the decrease in sponsorship expenses, as no large-scale sponsorship activities were undertaken in the six months ended March 31, 2026, and were partially offset by (ii) the increase in salaries, due to higher headcount in the sales department to support the expansion of sales channels in the six months ended March 31, 2026.

General and administrative expenses

Our general and administrative expenses primarily consist of professional fees, salaries and welfare expenses, depreciation and amortization and office expenses. Our general and administrative expenses increased by $1,649,231, or approximately 88.2%, to $3,520,028 for the six months ended March 31, 2026 from $1,870,797 for the six months ended March 31, 2025, primarily due to the increase of professional fees for business strategy consulting, exploration of overseas business opportunity, and merger and acquisition advice.

R&D expenses

Our R&D expenses were incurred for the development of medical devices and technologies used for the manufacturing of medical devices. Our R&D expenses decreased by $154,412, or approximately 61%, to $98,670 for the six months ended March 31, 2026 from $253,082 for the six months ended March 31, 2025. The decline was primarily due to previously developed products having already entered large-scale production and been moved into warehouse inventory.

Other income/loss

The total net other income was $24,779 and $1,445,192 for the six months ended March 31, 2026 and 2025, respectively.

The net other income for the six months ended March 31, 2026 primarily consisted of (i) government subsidies income of $120,217; (ii) interest expense of $117,902; (iii) interest income of $35,752 , including interest income from interest-bearing loans to third parties of $13,252; and (iv) other miscellaneous expenses of $13,288.

The net other income for the six months ended March 31, 2025 primarily consisted of (i) government subsidies income of $1,536,455; (ii) interest expense of $286,827; (iii) interest income of $149,432, including interest income from interest-bearing loans to third parties of $144,884; and (iv) other miscellaneous income of $46,132.

Income tax benefit

The income tax benefit was $153 and $91,751 for the six months ended March 31, 2026 and 2025, respectively. The change was primarily due to increase in valuation allowance due to continuous operating loss of the Group.

Net loss

As a result of the foregoing, our net loss was $3,461,214 and $29,425 for the six months ended March 31, 2026 and 2025, respectively.

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